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                            PETER KIEWIT SONS', INC.
                                  KIEWIT PLAZA
                             OMAHA, NEBRASKA 68131
                                 (402) 342-2052

                           [PETER KIEWIT SONS' LOGO]

Dear Materials Employees:


     Peter Kiewit Sons', Inc. is offering Kiewit stockholders who are employees of Kiewit Materials Company the opportunity to exchange their shares of Kiewit common stock for shares of Materials common stock with an equal aggregate formula price. Kiewit Materials Company is a wholly owned subsidiary of Kiewit.



     The share exchange is being made in connection with a proposal by Kiewit to separate its construction and materials businesses into two separate, independent companies by distributing shares of Materials common stock to Kiewit stockholders in a spin-off that is intended to be tax-free for U.S. federal income tax purposes.



     Kiewit is also offering the holders of its outstanding convertible debentures the opportunity to exchange their debentures for (1) Materials debentures convertible into Materials common stock, or (2) both shares of Materials common stock and new reduced principal amount Kiewit debentures convertible into shares of Kiewit common stock.


     After the completion of the share exchange and the debenture exchange offer, Kiewit will distribute the shares of Materials common stock it then holds as a dividend on a pro rata basis to holders of Kiewit common stock in the spin-off.

     Following completion of the spin-off, Materials will own and operate Kiewit's materials business. Christopher J. Murphy will be the Chief Executive Officer and President of Materials.

     The exact exchange ratio for the share exchange will be set so that Kiewit stockholders who are Materials employees who tender their Kiewit common stock in the share exchange will receive Materials common stock with an equal aggregate formula price. The exact exchange ratio will not be known until the completion of the share exchange and the debenture exchange offer.


     Whether you should participate in the share exchange depends on whether you would prefer to sell your shares of Kiewit common stock back to Kiewit for cash in a taxable transaction following the spin-off or to exchange them for shares of Materials common stock in a transaction that is intended to be tax-free to stockholders for U.S. federal income tax purposes. Neither Kiewit nor Materials nor any of their respective directors makes any recommendation as to whether you should tender your shares of Kiewit common stock. You must make your own decision after reading the enclosed prospectus and consulting with your advisors based on your own financial position and requirements.


                                          Sincerely,

                                          KENNETH E. STINSON
                                          Chairman of the Board and President